TSX:P NYSE:PPP	TSX:BRD NYSE:BRD
JOINT NEWS RELEASE

LEADING INDEPENDENT ADVISORY FIRMS ISS AND GLASS LEWIS
SUPPORT PLAN OF ARRANGEMENT BETWEEN PRIMERO AND BRIGUS

Toronto, Ontario, February 18, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P; NYSE:PPP) and Brigus Gold Corp (“Brigus” (TSX:BRD; NYSE:BRD) today announced that both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“GL”), two leading independent proxy advisory firms, have recommended that shareholders support the plan of arrangement between the two companies at their special meetings scheduled for February 27, 2014.

Endorsing the plan of arrangement for both Primero and Brigus shareholders, ISS highlights the sound rationale of the arrangement and the favorable market reaction.

ISS further recommended in favour of the reduction in Brigus stated capital, stating “…this accounting request will not affect the value of the company or the shares, and will better reflect the company’s actual capitalization and shareholders’ equity.”

ISS is the world’s leading provider of corporate governance solutions to the global financial community. More than 1,700 institutional clients rely on the expertise of ISS to help them make more informed investment decisions on behalf of their shareholders

GL is a leading, independent, governance analysis and proxy voting firm, serving more than 900 institutional investors globally. GL’s research focuses on the long-term financial impact of investment and proxy vote decisions and assists institutional investors in making sound decisions by uncovering and assessing governance, business, legal, political and accounting risks.

All Primero and Brigus shareholders are encouraged to read their respective information circulars with respect to the arrangement, which were mailed to Primero and Brigus shareholders of record as of January 27, 2014 and are available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov. The information circulars issued by both Primero and Brigus contain a detailed description of the arrangement and a description of Primero after giving effect to the arrangement. The boards of directors of both Primero and Brigus have each unanimously recommended that their shareholders vote in favour of the arrangement at the meetings.

     Primero shareholders are reminded to vote before the
proxy cut-off of 5:00 pm (Toronto time) on February 25, 2014.

     Brigus shareholders are reminded to vote before the
proxy cut-off of 11:00 am (Halifax time) on February 25, 2014.

Proxy Solicitation

Kingsdale Shareholder Services Inc. has been retained by Primero and Brigus as the information agent and proxy solicitor in connection with the proposed transaction. Shareholders with questions can contact Kingsdale Shareholder Services Inc. North American toll free: 1-866-228-2532, or via email at contactus@kingsdaleshareholder.com.

*Permission to quote from ISS and GL’s report was neither sought nor obtained.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine and 100% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

About Brigus

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. Brigus operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. Brigus also owns the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects. In Mexico, Brigus owns the Ixhuatan Project located in the state of Chiapas.

Additional information about Brigus and its projects is available on the Brigus website at www.brigusgold.com and on SEDAR.

For further information, please contact:

Morgan Tyghe
Director of Investor Relations
Tel: (416) 214 9867
mtyghe@brigusgold.com